SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Brookfield Property Partners L.P.

(Name of Issuer)

Limited Partnership Units

(Title of Class of Securities)

G16249107

(CUSIP Number)

A.J. Silber

Brookfield Asset Management Inc.

Brookfield Place, Suite 300

181 Bay Street, P.O. Box 762

Toronto, Ontario M5J 2T3

Tel: (416) 956-5182

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 4, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BROOKFIELD ASSET MANAGEMENT INC.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC, AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 474,930,446*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 474,930,446*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 474,930,446*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 88.8%

14	Type of Reporting Person CO

*         This amount includes 432,554,829 redemption-exchange units of Brookfield Property L.P. See Item 5.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons PARTNERS LIMITED

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 36,452

	8	Shared Voting Power 478,371,678*

	9	Sole Dispositive Power 36,452

	10	Shared Dispositive Power 478,371,678*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 478,408,130*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 89.4%

14	Type of Reporting Person CO

*         This amount includes 432,584,829 redemption-exchange units of Brookfield Property L.P. See Item 5.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons PARTNERS VALUE FUND INC. (F.K.A. BAM INVESTMENTS CORP.)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,441,232

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,441,232

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,441,232

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.6%

14	Type of Reporting Person CO

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BROOKFIELD HOLDINGS CANADA INC.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 471,991,610*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 471,991,610*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 471,991,610*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 88.2%

14	Type of Reporting Person CO

*         This amount includes 430,677,648 redemption-exchange units of Brookfield Property L.P. See Item 5.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BROOKFIELD US HOLDINGS INC.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 471,991,610*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 471,991,610*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 471,991,610*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 88.2%

14	Type of Reporting Person CO

*         This amount includes 430,677,648 redemption-exchange units of Brookfield Property L.P. See Item 5.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BROOKFIELD US CORPORATION

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 67,414,722*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 67,414,722*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 67,414,722*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 12.6%

14	Type of Reporting Person CO

*         This amount includes 26,100,760 redemption-exchange units of Brookfield Property L.P. See Item 5.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BPY GP INC.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 353,321,950*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 353,321,950*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 353,321,950*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 66.0%

14	Type of Reporting Person CO

*         Represents redemption-exchange units of Brookfield Property L.P. See Item 5.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BPY I L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 174,702,050*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 174,702,050*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 174,702,050*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 32.6%

14	Type of Reporting Person PN

*         Represents redemption-exchange units of Brookfield Property L.P. See Item 5.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BPY II L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 178,619,900*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 178,619,900*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 178,619,900*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 33.4%

14	Type of Reporting Person PN

*         Represents redemption-exchange units of Brookfield Property L.P. See Item 5.

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D is being filed to reflect the entry by Brookfield Asset Management Inc. (“BAM”)  into a put/call agreement with Qatar Investment Authority (“QIA”), dated December 4, 2014 (the “Put/Call Agreement”), and a refinancing agreement with Brookfield Property L.P. (the “Property Partnership”) and Brookfield Property Partners L.P. (“BPY”), dated December 4, 2014 (the “Refinancing Agreement”), each in connection with the issuance by Brookfield Property L.P. of $1.8 billion of preferred limited partnership units (“Preferred Units”) to QIA. The Property Partnership is a subsidiary of BPY, and BPY is the general partner of the Property Partnership. Information reported in the original Schedule 13D remains in effect except to the extent that it is amended or superseded by information contained in this Amendment No. 2.

4.                       Purpose of Transaction.

Item 4 of this Schedule 13D is hereby supplemented as follows:

The Preferred Units to be issued by the Property Partnership are exchangeable at any time, at the option of the holder, for BPY Units at an exchange price of $25.70 per Preferred Unit, subject to adjustment from time to time.

Pursuant to the Put/Call Agreement, on the applicable maturity date of the Preferred Units, or upon a change of control of the general partner of BPY (as defined in the Put/Call Agreement), the holder of  Preferred Units will have the right to require BAM to purchase any or all of such holder’s Preferred Units for cash consideration of $25.00 per Preferred Unit plus all accrued and unpaid cash distributions on each such Preferred Unit (the “Put/Call Consideration”). In addition, on the applicable maturity date of the Preferred Units, BAM will have the right to acquire for cash any or all of such maturing Preferred Units for the Put/Call Consideration.

Pursuant to the Refinancing Agreement, BAM has agreed with BPY and the Property Partnership that if, upon the maturity of the Preferred Units maturing in 2021 and 2024, the then-current market price of BPY Units is less than 80% of the then-applicable exchange price, then BAM will (a) exercise its call right under the Put/Call Agreement and (b) exchange such maturing Preferred Units for a new series of exchangeable Preferred Units which will mature in 2026, and have a 6.75% dividend rate per annum and other terms substantially similar to the third tranche of the original Preferred Units.

The foregoing description of the Put/Call Agreement and the Refinancing Agreement does not purport to be complete and is qualified in its entirety by the full text of the Put/Call Agreement and the Refinancing Agreement, which are filed herewith as Exhibits 99.5 and 99.6 and incorporated herein by reference.

6.                       Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 is hereby incorporated by reference into this Item 6.

7.                       Material to be Filed as Exhibits.

Item 7 of this Schedule 13D is hereby amended to add the following exhibits:

Exhibit 99.5	Put/Call Agreement, dated December 4, 2014, between Brookfield Asset Management Inc. and Qatar Investment Authority.

Exhibit 99.6	Refinancing Agreement, dated December 4, 2014, between Brookfield Asset Management Inc., Brookfield Property Partners L.P. and Brookfield Property L.P.

SIGNATURE

After reasonable inquiry and to the best of each undersigned’s knowledge and belief, the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: December 5, 2014

BROOKFIELD ASSET MANAGEMENT INC.

	By:	/s/ Aleks Novakovic
Name: Aleks Novakovic
Title: Managing Partner

	By:	/s/ Joseph Freedman
Name: Joseph Freedman
Title: Senior Managing Partner

Dated: December 5, 2014

PARTNERS LIMITED

	By:	/s/ Derek E. Gorgi
Name: Derek E. Gorgi
Title: Assistant Secretary

	By:	/s/ Marc Vanneste
Name: Marc Vanneste
Title: Assistant Secretary

Dated: December 5, 2014

PARTNERS VALUE FUND INC.

	By:	/s/ Brian D. Lawson
Name: Brian D. Lawson
Title: Director

	By:	/s/ Allen G. Taylor
Name: Allen G. Taylor
Title: Vice President, Finance

Dated: December 5, 2014

BROOKFIELD HOLDINGS CANADA INC.

	By:	/s/ Aleks Novakovic
Name: Aleks Novakovic
Title: Vice-President

	By:	/s/ Allen Yi
Name: Allen Yi
Title: Vice-President & Secretary

Dated: December 5, 2014

BROOKFIELD US HOLDINGS INC.

		By:	/s/ Aleks Novakovic
Name: Aleks Novakovic
Title: Vice President

Dated: December 5, 2014

BROOKFIELD US CORPORATION

		By:	/s/ Michelle Campbell
Name: Michelle Campbell
Title: Secretary

Dated: December 5, 2014

BPY GP INC.

		By:	/s/ Derek Gorgi
Name: Derek Gorgi
Title: President

		By:	/s/ Aleks Novakovic
Name: Aleks Novakovic
Title: Vice-President

Dated: December 5, 2014	BPY I L.P., by its general partner, BPY GP INC.

	By:	/s/ Derek Gorgi
Name: Derek Gorgi
Title: President

	By:	/s/ Aleks Novakovic
Name: Aleks Novakovic
Title: Vice-President

Dated: December 5, 2014	BPY II L.P., by its general partner, BPY GP INC.

	By:	/s/ Derek Gorgi
Name: Derek Gorgi
Title: President

	By:	/s/ Aleks Novakovic
Name: Aleks Novakovic
Title: Vice-President